                       Securities and Exchange Commission
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                            SFX Entertainment, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  784 178 105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert F.X. Sillerman
                         650 Madison Avenue, 16th Floor
                            New York, New York 10022
                                (212) 838-3100*
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 27, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box. [ ]


                               * with copies to:

                               Michael Burrows, Esq.
                               Baker & McKenzie
                               805 Third Avenue
                               New York, NY 10022
                               Telephone:  (212) 751-5700

                               Page 1 of 29 Pages

-----------------------                                      ------------------
CUSIP No.:  784 178 105               13D                    Page 2 of 29 Pages
-----------------------                                      ------------------

===============================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
          (ENTITIES ONLY)

                   Robert F.X. Sillerman
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [X]
          OF A GROUP                                                    (b) [ ]
===============================================================================
3         SEC USE ONLY
===============================================================================
4         SOURCE OF FUNDS                                                PF, 00
===============================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===============================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
===============================================================================
                        7      SOLE VOTING POWER                   3,892,054(*)
        NUMBER OF
          SHARES        =======================================================
       BENEFICIALLY     8      SHARED VOTING POWER                            0
          OWNED
         BY EACH        =======================================================
        REPORTING       9      SOLE DISPOSITIVE POWER              3,445,783(*)
          PERSON
           WITH         =======================================================
                        10     SHARED DISPOSITIVE POWER                       0

===============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                      3,892,054(*)
          BY EACH REPORTING PERSON
===============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
===============================================================================
13        PERCENT OF CLASS REPRESENTED BY                                 13.5%
          AMOUNT IN ROW (11)
===============================================================================
14        TYPE OF REPORTING PERSON                                           IN
===============================================================================

--------------
* Assumes the conversion by Mr. Sillerman of the 1,524,168 shares of Class B Common Stock, par value $.01 per share, of SFX Entertainment, Inc. beneficially owned by him into shares of Class A Common Stock, par value $.01 per share, of SFX Entertainment, Inc.

                               Page 2 of 29 Pages

-----------------------                                      ------------------
CUSIP No.:  784 178 105               13D                    Page 3 of 29 Pages
-----------------------                                      ------------------

===============================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
          (ENTITIES ONLY)

                   Howard J. Tytel
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a) [X]
          GROUP                                                         (b) [ ]
===============================================================================
3         SEC USE ONLY
===============================================================================
4         SOURCE OF FUNDS                                                PF, 00
===============================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
          2(d) OR 2(e)
===============================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
===============================================================================
                        7      SOLE VOTING POWER                              0
        NUMBER OF
          SHARES        =======================================================
       BENEFICIALLY     8      SHARED VOTING POWER                            0
          OWNED
         BY EACH        =======================================================
        REPORTING       9      SOLE DISPOSITIVE POWER                   446,271
          PERSON
           WITH         =======================================================
                        10     SHARED DISPOSITIVE POWER                       0

===============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        446,271
          EACH REPORTING PERSON
===============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
          EXCLUDES CERTAIN SHARES
===============================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
          ROW (11)                                                         1.6%
===============================================================================
14        TYPE OF REPORTING PERSON                                           IN
===============================================================================

                               Page 3 of 29 Pages

-----------------------                                      ------------------
CUSIP No.:  784 178 105               13D                    Page 4 of 29 Pages
-----------------------                                      ------------------

===============================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
          (ENTITIES ONLY)

                   Sillerman Communications Management Corporation
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a) [X]
          GROUP                                                         (b) [ ]
===============================================================================
3         SEC USE ONLY
===============================================================================
4         SOURCE OF FUNDS                                                    00
===============================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
          2(d) OR 2(e)
===============================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
===============================================================================
                        7      SOLE VOTING POWER                         39,343
        NUMBER OF
          SHARES        =======================================================
       BENEFICIALLY     8      SHARED VOTING POWER                            0
          OWNED
         BY EACH        =======================================================
        REPORTING       9      SOLE DISPOSITIVE POWER                    39,343
          PERSON
           WITH         =======================================================
                        10     SHARED DISPOSITIVE POWER                       0

===============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         39,343
          EACH REPORTING PERSON
===============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
          EXCLUDES CERTAIN SHARES
===============================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
          ROW (11)                                                          (*)
===============================================================================
14        TYPE OF REPORTING PERSON                                           CO
===============================================================================

--------------
*   Less than 1%.

                               Page 4 of 29 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of SFX Entertainment, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 650 Madison Avenue, 16th Floor, New York, New York 10022.

         The Company was previously a wholly-owned subsidiary of SFX Broadcasting, Inc., a Delaware corporation ("SFX Broadcasting"), which had been a publicly-held corporation principally engaged in the acquisition and operation of radio broadcasting stations and in 1997 entered the live entertainment business. The Company was formed to acquire and operate SFX Broadcasting's live entertainment operations. In August 1997, SFX Broadcasting entered into a merger agreement (the "Broadcasting Merger Agreement") with SBI Holding Corporation ("Broadcasting Buyer") and SBI Radio Acquisition Corporation, a wholly-owned subsidiary of Broadcasting Buyer, pursuant to which Broadcasting became a wholly-owned subsidiary of Broadcasting Buyer (the "Merger"). In the Merger, each share of the publicly-held class A common stock of SFX Broadcasting was converted into the right to receive $75 cash. In addition, the Broadcasting Merger Agreement also provided for the spin-off of the Company on a pro rata basis to certain securityholders of SFX Broadcasting (the "Spin-Off"). The Spin-Off was consummated on April 27, 1998 and the Merger was consummated on May 29, 1998.

         Robert F.X. Sillerman, the principal founder of SFX Broadcasting, was its Chairman of the Board and Chief Executive Officer from SFX Broadcasting's inception in 1992 until 1995, at which time he became, and continued to be until the Merger, its Executive Chairman of the Board. Through his holdings of its class A common stock and class B common stock, Mr. Sillerman held a majority of the total voting power of SFX Broadcasting since its inception. This Schedule 13D is being filed as a result of the issuance of Company securities upon the consummation of the Spin-Off and other related transactions.

         In addition to its Class A Common Stock, the Company has issued, and there are outstanding, shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock." Each share of Class B Common Stock is convertible, pursuant to the certificate of incorporation of the Company as currently in effect, at the option of its holder, into an equal number of shares of Class A Common Stock, at any time. The economic rights of each class of Common Stock of the Company are identical, but the voting rights differ in that each share of Class A Common Stock is entitled to one vote while each share of Class B Common Stock is generally entitled to ten votes on most matters submitted to a vote of stockholders. Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matter submitted to a vote of the stockholders, except (a) for the election of directors, in which the holders of Class A Common Stock, voting as a separate class are entitled to elect two-sevenths of the Company's directors (the "Independent Directors"), (b) with respect to any "going private" transaction between the Company and Robert F.X. Sillerman or any of his affiliates and (c) as otherwise provided by law.

                               Page 5 of 29 Pages

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934 as amended (the "Exchange Act"), this Schedule 13D is being filed by Robert F.X. Sillerman, an individual, Howard J. Tytel, an individual, and Sillerman Communications Management Corporation, a New York corporation ("SCMC"). These persons (collectively, the "Reporting Persons") are making this single joint filing as they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) - (c)

         Robert F.X. Sillerman

         Mr. Sillerman is principally employed as the Executive Chairman and Member of the Office of the Chairman of the Company. Until May 29, 1998, Mr. Sillerman also served as the Executive Chairman of SFX Broadcasting. Mr. Sillerman's business address is 650 Madison Avenue, 16th Floor, New York, New York 10022.

         Howard J. Tytel

         Mr. Tytel is principally employed as an Executive Vice President, General Counsel and Secretary of the Company. He is also a director of the Company. Until May 29, 1998 Mr. Tytel also served in such capacities with SFX Broadcasting. Mr. Tytel has been associated with Mr. Sillerman in various capacities with entities operating in the broadcasting business for the last twenty years. Mr. Tytel's business address is 650 Madison Avenue, 16th Floor, New York, NY 10022.

         SCMC

         SCMC is a private company that invests in and provides financial consulting services to companies engaged in the media business. SCMC's business address is 650 Madison Avenue, 16th Floor, New York, New York 10022. The name, business address and present principal occupation or employment of each of the executive officers and directors of SCMC are set forth on Annex A attached hereto. Mr. Sillerman, as the holder of more than a majority of the capital stock of SCMC, controls SCMC. From time to time, SCMC and The Sillerman Companies, Inc., another entity controlled by Mr. Sillerman ("TSC"), acted as nominees for Messrs. Sillerman and Tytel with respect to their securities holdings.

         (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any individual listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any individual listed on Annex A has been a party to a civil proceeding of a judicial or

                               Page 6 of 29 Pages
administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Sillerman, Mr. Tytel and each individual listed on Annex A are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Class A Common Stock and Class B Common Stock reported herein were issued in the Spin-Off and in connection with transactions related thereto. In the Spin-Off, one share of Class A Common Stock was issued for each outstanding share of class A common stock of SFX Broadcasting and one share of Class B Common Stock was issued for each outstanding share of class B common stock of SFX Broadcasting. In the Spin-Off, shares of Class A Common stock were also issued to holders of Series D preferred stock of SFX Broadcasting in accordance with SFX Broadcasting's Amended and Restated Certificate of Incorporation and Class A Common Stock was issued in respect of certain outstanding stock options, stock appreciation rights ("SARs") and warrants of SFX Broadcasting on a one-for-one basis. The holders of class A common stock and Series D preferred stock of SFX Broadcasting approved, in a separate class vote, the issuance of Class B Common Stock in the Spin-Off. No stockholder of SFX Broadcasting, including the Reporting Persons, paid any cash consideration for shares of Common Stock issued in the Spin-Off or in certain transactions related thereto. Except as described below, no cash consideration was paid with respect to shares of Common Stock issued to the Reporting Persons. In connection with entering into employment agreements with the Company, Mr. Sillerman purchased 500,000 shares of Class B Common stock, Mr. Tytel purchased 80,000 shares of Class A Common Stock and Thomas Benson, Vice President, Director and Chief Financial Offer of the Company and an executive officer of SCMC purchased 10,000 shares of Class A Common Stock. Each individual paid $2.00 per share and acquired the shares with personal funds. The information contained in Item 5(c) is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Sillerman together with companies he controls, held a majority of the total voting power of SFX Broadcasting, as a result of the ownership of shares of its class A common stock and class B common stock. As a result of the consummation of the Spin-Off and other related transactions, Mr. Sillerman, individually and together with SCMC and Mr. Tytel, is the largest stockholder of the Company, beneficially owning approximately 39.7% of the combined voting power of the shares of Common Stock on matters on which the shares of Class B Common Stock are entitled to ten votes per share. Mr. Sillerman currently serves as the Executive Chairman of the Company and is a member of the Office of the Chairman. Messrs. Tytel, Benson and Liese serve as directors and executive officers of the Company. Mr. Sillerman seeks to maintain his position as the stockholder of the Company with the greatest combined voting power. To the extent consistent with the foregoing, depending upon market conditions and other factors that Mr. Sillerman may deem

                               Page 7 of 29 Pages
material, he may acquire additional securities of the Company or he may dispose of a portion of the securities of the Company that he now beneficially owns or hereafter may acquire. In addition, it is anticipated that Mr. Sillerman or entities controlled by him may, in the future, be granted options to purchase shares of Common Stock or be awarded restricted shares of Common Stock by the Board of Directors of the Company.

         Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b)

         As of June 3, 1998, there were 27,352,662 shares of Class A Common Stock outstanding. In addition, as of such date, there were 1,697,037 shares of Class B Common Stock outstanding. Except as otherwise set forth herein, Mr. Sillerman has the sole power to vote and dispose of the shares of Common Stock reported hereby.

         Robert F.X. Sillerman

         Mr. Sillerman beneficially owns 3,892,054 shares of Class A Common Stock, or 13.5%, of the outstanding shares of Class A Common Stock, after giving effect to the conversion of the shares of Class B Common Stock beneficially owned by him, through his beneficial ownership of: (i) 1,882,272 shares of Class A Common Stock and 1,524,168 shares of Class B Common Stock held of record by Mr. Sillerman, (ii) 446,271 shares of Class A Common Stock held of record by Mr. Tytel of which Mr. Sillerman has sole voting power and
(iii) 39,343 shares of Class A Common Stock which are held of record by SCMC.

         Howard J. Tytel

         Mr. Tytel beneficially owns 446,271 shares of Class A Common Stock, or 1.6% of the outstanding shares of Class A Common Stock of which Mr. Tytel has sole power to dispose and Mr. Sillerman has the sole power to vote. Mr. Tytel also has an economic interest in SCMC, which beneficially owns 39,343 shares of Class A Common Stock, although he does not have voting or dispositive power with respect to such shares.

         SCMC

         SCMC beneficially owns 39,343 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. SCMC has sole voting and dispositive power with respect to the shares.

                               Page 8 of 29 Pages

         Executive Officers and Directors of SCMC

         The holdings of Messrs. Sillerman and Tytel are described above and are incorporated herein by reference.

         Thomas P. Benson beneficially owns 19,000 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Benson has sole voting and dispositive power with respect to these shares.

         Richard A. Liese beneficially owns 2,800 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Liese has sole voting and dispositive power with respect to these shares.

         (c) The Reporting Persons and, to the best of their knowledge, the individuals listed on Annex A have effected the following transactions in the shares of Common Stock:

         Reference is made to the second and third paragraph of Item 1 of this Statement which is incorporated herein by reference. In separating the Company from SFX Broadcasting it was important that the Company retain the services of management. In January 1998, in order to retain the services of Messrs. Sillerman, Tytel and Benson as officers of the Company and certain other key corporate employees, including Richard Liese, the Company reached an agreement in principle with such individuals pursuant to which the individuals waived their right to receive shares of the Company in connection with the Spin-Off in return for the right to receive either a share of Common Stock or $4.20 in cash for each share or option of SFX Broadcasting held by them directly or indirectly in the event that either the Spin-Off or an alternate transaction (the disposition of the Company in a transaction other than the Spin-Off) were to occur. The amount of $4.20 was based on the value attributed to the Common Stock in the fairness opinion obtained by SFX Broadcasting in connection with the Merger. The Company's obligation was deemed satisfied by receipt of shares of Common Stock in the Spin-Off.

         Upon consummation of the Spin-Off on April 27, 1998 and certain related transactions (i) Mr. Sillerman received 1,097,910 shares of Class A Common Stock and 1,024,168 shares of Class B Stock, (ii) Mr. Tytel received 366,271 shares of Class A Common Stock, (iii) SCMC received 39,343 shares of Class A Common Stock, (iv) Mr. Liese received 2,800 shares of Class A Common Stock and (v) Mr. Benson received 9,000 shares of Class A Common Stock. SCMC and TSC were the nominees for Messrs. Sillerman and Tytel with respect to certain securities of SFX Broadcasting and the Company. In connection with the Spin-Off, Common Stock was issued on a one for one basis in respect of certain outstanding stock options, SARs and warrants of SFX Broadcasting, many of which were held by employees, officers and directors. The related transactions also includes the issuance of Common Stock in respect of certain rights to receive options for shares of SFX Broadcasting under Mr. Sillerman's employment agreement with SFX Broadcasting. These issuances allowed the holders of such securities to participate in a manner similar to the holders of SFX

                               Page 9 of 29 Pages

Broadcasting's class A common stock and were approved by the Board of Directors, including the Independent Directors.

         In connection with their employment agreements, which were approved by the Board of Directors, including the Independent Directors, in May 1998, the Company sold Messrs. Sillerman, Tytel and Benson 500,000 restricted shares of Class B Common Stock, 80,000 restricted shares of Class A Common Stock and 10,000 restricted shares of Class A Common Stock, respectively, at a purchase price of $2.00 per share. The employment agreements also provided for the grant of options to Messrs. Sillerman, Tytel and Benson to purchase 120,000, 25,000 and 10,000 shares of Class A Common Stock, respectively, at an exercise price of $5.50 per share. These options vest over three years commencing January 1999.

         SFX Broadcasting had an option, as amended, to repurchase 247,177 shares of its class A common stock (the "Meadows Shares") for an aggregate purchase price of $8.2 million (the "Meadows Repurchase"). Pursuant to the terms of the Broadcasting Merger Agreement, if the Meadows Shares had been outstanding at the time of the Merger, Working Capital (as defined in the Merger Agreement) to be retained by the Company would have been decreased by approximately $10.3 million. However, SFX Broadcasting was restricted from exercising the Meadows Repurchase by certain loan covenants and other restrictions.

         In January 1998, Mr. Sillerman committed to finance the $8.2 million exercise price of the Meadows Repurchase in order to offset the $10.3 million reduction to Working Capital. In consideration for such commitment, the board of directors of SFX Broadcasting, including the independent directors, agreed that Mr. Sillerman would receive approximately the number of shares of Class A Common Stock of the Company to be issued in the Spin-Off with respect to the Meadows Shares. At the time SFX Broadcasting accepted Mr. Sillerman's commitment, the board of directors of SFX Broadcasting valued the Class A Common Stock to be issued in the Spin-Off at $4.20 per share, the value attributed to such shares in the fairness opinion obtained by SFX Broadcasting in connection with the Merger. In April 1998, SFX Broadcasting assigned the option for the Meadows Shares to an unaffiliated third party and, in connection therewith, paid such party a fee of $75,000. Mr. Sillerman subsequently advanced such party the $8.2 million exercise price for the Meadows Repurchase, which advance became due upon the SFX Merger. The third party exercised the option and tendered the Meadow Shares in the Merger for $75 per share (the cash merger consideration). Such third party repaid the advance and transferred the balance of $10.3 million to the Company. Pursuant to its agreement with Mr. Sillerman, in May 1998 the third party transferred to Mr. Sillerman the 247,177 shares of Class A Common Stock of the Company issued in the Spin-Off with respect to the Meadows Shares.

         In December 1997 Mr. Sillerman exercised options in respect of an aggregate of 537,185 shares of class A common stock of SFX Broadcasting and sold such shares in the open market. Simultaneous with the sale of class A common stock, Mr. Sillerman entered into a contract in which he acquired the right to acquire up to 537,185 shares of Class A Common Stock at a weighted

                              Page 10 of 29 Pages
average of $7.75 per share, in the event that the Spin-Off was consummated. Pursuant to such arrangement, Mr. Sillerman acquired 537,185 shares of Class A Common Stock upon the Spin-Off.

         On April 27, 1998, the Company granted Mr. Sillerman and Mr. Tytel options to purchase 250,000 and 30,000 shares, respectively, of Class A Common Stock at a purchase price of $29.125 per share. On May 27, 1998, the Company granted Mr. Sillerman and Mr. Tytel options to purchase 250,000 and 50,000 shares, respectively, of Class A Common Stock at a purchase price of $43.25 per share. These options vest over five years commencing one year from their date of grant.

         (d) No person other than the Reporting Persons or, to the best of their knowledge, any individual listed on Annex A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by them.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pledge Agreement

         Mr. Sillerman has pledged an aggregate of 793,401 of his shares of Class B Common Stock as collateral for a line of credit, under which Mr. Sillerman currently has no outstanding borrowings. Mr. Sillerman continues to be entitled to exercise voting and consent rights with respect to the pledged shares, with certain restrictions. However, if Mr. Sillerman defaults in the payment of any future loans extended to him under the line of credit, the bank will be entitled to sell the pledged shares. Although the Class B Common Stock has ten votes per share in most matters, the pledged shares will automatically convert into shares of Class A Common Stock upon such a sale. Such a sale of the pledged shares would reduce Mr. Sillerman's share of the voting power of the Common Stock, and would therefore be likely to result in a change of control of the Company.

         Agreement Between Messrs. Sillerman and Tytel

         Mr. Sillerman and Mr. Tytel have an agreement pursuant to which Mr. Sillerman has the sole power to vote shares of Common Stock held of record by Mr. Tytel. As of the date hereof Mr. Tytel holds of record an aggregate of 446,271 shares of Class A Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement, dated July 14, 1998, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

         2. Agreement, dated May 27, 1998, between Robert F.X. Sillerman and Howard J. Tytel.

                              Page 11 of 29 Pages

         3. Pledge Agreement, dated August 25, 1997, between Robert F.X. Sillerman and The Chase Manhattan Bank.

                              Page 12 of 29 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: July 14, 1998                         /s/ Robert F.X. Sillerman
                                            -----------------------------------
                                            Robert F.X. Sillerman



                                            /s/ Howard J. Tytel
                                            -----------------------------------
                                            Howard J. Tytel

                                            Sillerman Communications Management
                                            Corporation


                                            By: /s/ Robert F.X. Sillerman
                                                -------------------------------
                                                Name:  Robert F.X. Sillerman
                                                Title: Chief Executive Officer

                              Page 13 of 29 Pages

                                    ANNEX A

                      EXECUTIVE OFFICERS AND DIRECTORS OF
            SILLERMAN COMMUNICATIONS MANAGEMENT CORPORATION ("SCMC")


         The business address of all individuals set forth on this Annex A is 650 Madison Avenue, 16th Floor, New York, New York 10022.


Name and Positions with SCMC        Present Principal Occupation or Employment*
----------------------------        -------------------------------------------

Robert F.X. Sillerman,              Executive Chairman and Member of the Office
Chairman of the Board of            of the Chairman of SFX Entertainment, Inc.
Directors, President and
Chief Executive Officer

Howard J. Tytel, Director,          Executive Vice President, General Counsel,
Executive Vice President,           Director and Secretary of SFX
General Counsel and                 Entertainment, Inc.
Secretary


Thomas P. Benson, Chief             Vice President, Director and Chief
Financial Officer                   Financial Officer of SFX Entertainment,
                                    Inc.

Richard A. Liese, Vice              Vice President, Director and Assistant
President, Assistant General        General Counsel of SFX Entertainment, Inc.
Counsel and Assistant
Secretary


* Each individual served in such capacity with SFX Broadcasting prior to the consummation of the Merger.

                              Page 14 of 29 Pages